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             THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                            100 Summit Lake Drive
                              Valhalla, NY 10595





July 16, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE: Manufacturers Life Insurance Company of New York Separate Account B
    N-8B-2
    Accession Number 0000950135-02-003320 filed July 15, 2002


Ladies and Gentlemen:

Please be advised that on July 15, 2002, an N-8B-2 was transmitted on behalf of the above named Registrant, receiving an Accession Number of 0000950135-02-003320. It has been determined that the Submission Type N-8B-2 was incorrect. The Registrant intended to file Pre-Effective Amendment No. 1 to Form S-6. The correct Submission Type for this filing should have been S-6/A.

Upon realization of the error, the Registrant directed that the submission be filed again, in its entirety, using the correct Submission Type S-6/A.

The Registrant hereby requests that the Commission disregard the filing made in error and directs the Commission's attention to the correct submission with the Accession Number 0000950135-02-003338 filed on July 16, 2002.


Sincerely,

/s/ Jon-Luc Dupuy
---------------------------------
Jon-Luc Dupuy
Assistant Counsel